UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CRYO-CELL International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

228895108

(CUSIP Number)

Stanley H. Meadows, P.C.

Heidi J. Steele

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, Illinois 60606

312-372-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 25, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228895108

1.	Names of Reporting Persons. Andrew J. Filipowski
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of	7.	Sole Voting Power
Shares		913,767
Beneficially
Owned by	8.	Shared Voting Power
Each		None.
Reporting
Person With:	9.	Sole Dispositive Power
913,767

	10.	Shared Dispositive Power
None.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 913,767
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 228895108

1.	Names of Reporting Persons. Andrew J. Filipowski Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of	7.	Sole Voting Power
Shares		180,650
Beneficially
Owned by	8.	Shared Voting Power
Each		None.
Reporting
Person With:	9.	Sole Dispositive Power
180,650

	10.	Shared Dispositive Power
None.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 180,650
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 228895108

1.	Names of Reporting Persons. Matthew Roszak
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of	7.	Sole Voting Power
Shares		383,617
Beneficially
Owned by	8.	Shared Voting Power
Each		None.
Reporting
Person With:	9.	Sole Dispositive Power
383,617

	10.	Shared Dispositive Power
None.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 383,617
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 3.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 228895108

1.	Names of Reporting Persons. SilkRoad Equity LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of	7.	Sole Voting Power
Shares		323,617
Beneficially
Owned by	8.	Shared Voting Power
Each		None.
Reporting
Person With:	9.	Sole Dispositive Power
323,617

	10.	Shared Dispositive Power
None.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 323,617
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Amendment No. 5 (the “Amendment”) to the Statement on Schedule 13D, as amended (the “Statement”), relates to the common stock, par value $0.01 per share (the “Common Stock”), of CRYO-CELL International, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 700 Brooker Creek Blvd., Oldsmar, Florida, 34677. Unless otherwise indicated, all capitalized terms in this Amendment shall have the meanings set forth in the Statement for such terms. This Amendment is filed by Andrew J. Filipowski, the Andrew J. Filipowski Revocable Trust (the “Trust”), Matthew Roszak, and SilkRoad Equity (hereinafter referred to collectively as the “Reporting Persons”).

This Amendment amends and supplements Items 2 and 5 of the Statement as set forth below.

Item 2.	Identity and Background

Item 2 is hereby amended and supplemented as follows:

Mr. Filipowski is a private investor and principal of SilkRoad Equity whose principal business address is 111 N. Chestnut Street, Suite 200, Winston-Salem, NC 27101. On March 4, 2008, the Company held a Special Meeting of Stockholders, at which Mr. Filipowski was elected as a director of the Company.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) The Trust is the record holder of 180,650 shares of Common Stock, representing approximately 1.5% of the issued and outstanding Common Stock of the Company based on the figure of 11,750,543 shares issued and outstanding as of October 13, 2008 as reported in the Company’s Quarterly Report on Form 10-Q for the period ending August 31, 2008.

SilkRoad Equity is the record holder of 323,617 shares of Common Stock, representing 2.8% of the issued and outstanding Common Stock of the Company.

Mr. Filipowski is the record holder of 409,500 shares of Common Stock and is deemed to beneficially own 180,650 shares of Common Stock held through the Trust and an additional 323,617 shares as a managing member of SilkRoad Equity. In the aggregate, Mr. Filipowski is deemed to beneficially own 913,767 shares of Common Stock or approximately 7.8% of the issued and outstanding Common Stock of the Company. Mr. Filipowski disclaims beneficial ownership of the 180,650 shares of Common Stock held by the Trust and disclaims beneficial ownership of the 323,617 shares held by SilkRoad Equity.

Mr. Roszak is the record holder of 54,000 shares of Common Stock. Mr. Roszak is deemed to beneficially own 6,000 shares of Common Stock held through his IRA and an additional 323,617 shares as a managing member of SilkRoad Equity. In the aggregate, Mr. Roszak is deemed to own 383,617 shares or approximately 3.3% of the issued and outstanding Common Stock of the Company. Mr. Roszak disclaims beneficial ownership of the 323,617 shares of Common Stock held by SilkRoad Equity.

The Reporting Persons as a group may be deemed to own 973,767 shares of Common Stock, representing approximately 8.3% of the issued and outstanding Common Stock of the Company. Each Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons.

(b) The responses to Items 7-10 of the cover sheets are incorporated herein by reference.

(c) The following sales of Common Stock held by Andrew Filipowski occurred in the sixty day period prior to the date of the filing of this Amendment. All of the sales were effected in open market sales as a result of the involuntary call of collateralized loans.

Date	Number of Shares	Price Per Share ($) (1)
09/25/2008	19,600	$0.59
09/26/2008	5,900	$0.65
09/29/2008	50,000	$0.61
09/30/2008	20,000	$0.61
_________
(1) Excludes commissions and other execution-related costs.

(d) Not applicable.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2008

Andrew J. Filipowski

ANDREW J. FILIPOWSKI REVOCABLE TRUST

By /s/ Andrew J. Filipowski

Andrew J. Filipowski, individually and as
Trustee for the Andrew J. Filipowski
Revocable Trust

Matthew Roszak

SILKROAD EQUITY LLC

By /s/ Matthew Roszak

Matthew Roszak, individually and as
a Managing Member of SilkRoad Equity
LLC